04015254

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
MAR - 1 2004
158

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53574

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: CITADEL DERIVATIVES GROUP LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131 South Dearborn Street
(No. and Street)

Chicago (City) Illinois (State) 60603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GERALD A. BEESON, CHIEF FINANCIAL OFFICER (312) 395-3121
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

180 North Stetson (Address) Chicago (City) IL (State) 60601 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

3/25

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Citadel Derivatives Group L.L.C.
(A Delaware Limited Liability Company)
(SEC File Number 8-53574)

Statement of Financial Condition as of
December 31, 2003
Independent Auditors' Report and
Supplemental Report on Internal Control

Claim for Exemption from the
Disclosure, Periodic and Annual Recordkeeping Requirements
Contained in Part 4.7 of the Regulations Adopted by the U.S.
Commodity Futures Trading Commission has been Requested by
the Commodity Pool Operator of
CITADEL DERIVATIVES GROUP LLC

This report is filed pursuant to rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a public document.

Deloitte.

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, IL 60601-6710
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Members of Citadel Derivatives Group L.L.C.:

We have audited the accompanying statement of financial condition of Citadel Derivatives Group L.L.C. (a Delaware Limited Liability Company) (the "Company") as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2004

CITADEL DERIVATIVES GROUP L.L.C.
(A Delaware Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Investment assets, at fair value:		
Corporate stock (cost $586,245,565)	$	600,708,616
Options (cost $680,481,365)		704,018,528
Cash and cash equivalents		41,085,221
Receivables from brokers and dealers		628,218,696
Receivables from futures and OTC counterparties		621,713
Dividends receivable		1,158,454
Exchange memberships, at cost		9,000,000
Other assets		2,825,000
Total assets	$	1,987,636,228

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:		
Investment liabilities, at fair value:		
Corporate stock (proceeds $1,261,282,922)	$	1,291,544,884
Options (proceeds $565,083,855)		546,322,980
Dividends payable		416,091
Payables to affiliates		249,503
Total liabilities		1,838,533,458
Members' capital		149,102,770
Total liabilities and members' capital	$	1,987,636,228

See notes to statement of financial condition.

CITADEL DERIVATIVES GROUP L.L.C.
(A Delaware Limited Liability Company)

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2003

Citadel Derivatives Group L.L.C. ("CDRG"), a Delaware limited liability company, is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker-dealer and is a member and market maker of the Chicago Board Options Exchange ("CBOE") and International Securities Exchange, Inc. ("ISE"). CDRG engages in proprietary investment activities. CDRG is owned by Citadel Wellington Partners L.P. ("Wellington") and Citadel Wellington Partners L.P. SE ("Wellington SE"). Citadel Limited Partnership ("CLP"), an Illinois limited partnership, is the General Partner of Wellington and Wellington SE, the Manager of CDRG and responsible for managing all investment activities for CDRG. CLP is registered as a "commodity trading advisor" and a "commodity pool operator" with the U.S. Commodity Futures Trading Commission, and Wellington, Wellington SE and CDRG are "commodity pools" operated by CLP. Citadel Investment Group, L.L.C. ("CIG"), an affiliate of CLP, provides administrative and investment-related services to CDRG. Under the terms of CDRG's Amended and Restated Limited Liability Company Operating Agreement ("L.L.C. Operating Agreement") dated as of March 31, 2003, CDRG will terminate on December 31, 2030, although it may be terminated earlier at the discretion of CLP or its members.

(1) Summary of Significant Accounting Policies:

The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America.

The preparation of financial statements requires CDRG's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

CDRG defines cash and cash equivalents in the statement of financial condition as funds held in liquid investments with maturities of ninety days or less.

Investment assets and investment liabilities and receivables from futures clearing brokers arising from futures transactions are carried in the statement of financial condition at fair value, as described in the L.L.C. Operating Agreement. The L.L.C. Operating Agreement generally requires investment assets and investment liabilities to be valued with reference to independent information (such as closing prices for exchange traded instruments or dealer or counterparty valuations or quotes); however, CLP is permitted to use a different value for any investment asset or investment liability (as distinguished from any non-investment liability) if it determines that doing so would better reflect fair value.

Investment transactions and related commissions are recorded on a trade-date basis. Net realized gains (losses) on investments are determined by the specific identification method.

Dividends from equity securities are recognized as income (expense) on the ex-dividend date and interest income (expense) is recognized on an accrual basis. Dividend income is net of withholding taxes.

(2) Income Taxes:

Income taxes have not been provided for as each member is individually liable for the taxes, if any, on its share of CDRG's taxable income items, including capital gains, interest, dividends and deductions.

(3) Transactions with Related Parties:

Pursuant to the Third Amended and Restated Broker-Dealer Trading Affiliate Administrative Services Agreement, effective December 1, 2003, CDRG must make payments to CIG for direct administrative, general and operating expenses paid by CIG on behalf of CDRG.

Certain of CDRG's accounts with various financial institutions have been guaranteed by Wellington and Wellington SE. Payables to affiliates in the statement of financial condition consist of short-term cash funding between affiliates.

(4) Derivative Financial Instruments:

Derivative financial instruments traded by CDRG include options and financial futures whose values are based upon their underlying assets, indices or reference rates, and generally represent future commitments to exchange cash flows, or to purchase or sell other financial instruments at specified future dates. A derivative financial instrument may be traded on an exchange or over-the-counter ("OTC"). Exchange-traded derivatives are standardized and include futures and certain options contracts. OTC derivative financial instruments are negotiated between contracting parties and include certain options contracts.

Derivative financial instruments are subject to various risks similar to those related to the underlying financial instruments including market and credit risk. Derivatives are typically also subject to certain additional risks, such as those resulting from leverage and significantly less liquidity, to which the underlying financial instruments are not. CDRG may use derivative financial instruments in the normal course of its business to take proprietary investment positions and to manage market risk. The risks of derivatives should not be viewed in isolation, but rather should be considered on an aggregate basis along with CDRG's other investing activities. CDRG manages the risks associated with derivatives along with its proprietary investing activities in cash instruments as part of its overall risk management framework.

Market risk is the potential for changes in the value of financial instruments due to market changes, including interest and foreign exchange rate movements and fluctuations in security prices. Market risk is directly impacted by the volatility and liquidity in the markets in which the related underlying assets are traded.

Credit risk for derivatives is based upon the possibility that a loss may occur due to the failure of a counterparty to perform according to the terms of a contract. Credit risk due to exchange-traded financial instruments, such as options, is reduced by the regulatory requirements of the individual exchanges in which the instruments are traded. CDRG did not have any credit exposure with respect to its outstanding derivative financial instruments as of December 31, 2003.

Derivative instruments generally reference notional amounts which are utilized solely as a basis for determining future cash flows to be exchanged. Notional amounts provide a measure of CDRG's involvement with such instruments, but are not indicative of economic exposure or potential risk, and therefore are not recorded on-balance-sheet. Derivative instruments are marked to fair value at contractually specified intervals and the resulting gains and losses are recorded in the statement of financial condition prior to the exchange of the related cash flows. Included in net gains (losses) on investment transactions as recorded in the statement of operations is net realized and net change in unrealized gains (losses) associated with derivative financial instruments.

(4) Derivative Financial Instruments, Continued:

Options are contracts that grant the holder, in return for payment of the purchase price (the "premium") of the option, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date, from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options. Options written by CDRG do not give rise to counterparty credit risk as they obligate CDRG, not its counterparty, to perform. Unrealized gains and losses on options are reflected in investment assets and investment liabilities in the statement of financial condition.

Futures contracts are commitments to either purchase or sell a financial instrument or commodity at a future date for a specified price. All of these contracts may be settled in cash or through delivery of the underlying instrument. Margin deposits are generally required to enter into futures contracts and are generally small in value relative to the gross value of the underlying futures contract. Consequently, small price changes in the underlying commodity may result in comparably large trading gains or losses for CDRG. Futures contracts can be closed out at the discretion of CDRG. However, illiquidity in the market could prevent the timely close-out of any unfavorable positions or require CDRG to hold those positions until the delivery date, regardless of the changes in their value or CDRG's investment strategy. Exposure to market risk is managed in accordance with risk limits set by CDRG's buying or selling instruments or entering into offsetting positions. The estimated fair value of financial futures as of December 31, 2003 is $(607,612) and is included in receivables from futures clearing brokers on the statement of financial condition.

(5) Other Off-Balance-Sheet Risk:

Since CDRG does not clear all of its own securities transactions, it has established accounts with other financial institutions for this purpose. This can, and often does, result in a concentration of credit risk with one or more of these institutions. Such risk, however, is partially mitigated by the obligation of certain of these financial institutions to comply with rules and regulations governing financial institutions in the countries where they conduct their business activities. These rules and regulations generally require maintenance of minimum net capital and segregation of customers' funds and securities from the holdings of the financial institutions themselves.

CDRG may sell various financial instruments which it does not yet own or does not choose to deliver ("short sales"). CDRG is exposed to market risks for short sales. If the fair value of a financial instrument sold short increases, CDRG's obligation to deliver this instrument, reflected as a liability in the statement of financial condition, is correspondingly increased, and net gains (losses) on investment transactions correspondingly reduced in the statement of operations. To manage this market risk, CDRG may hold securities which can be used to hedge or settle these obligations and monitors its market exposure daily, adjusting positions as deemed necessary.

(6) Exchange Memberships:

In January, 2003, CDRG entered into a two year agreement ending January 6, 2005, to lease certain trading rights in one Bin on the International Securities Exchange ("ISE") and providing a right of first refusal on the sale of the underlying ownership interest in exchange for a non-refundable up front lease fee of $850,000.

(6) Exchange Memberships, Continued:

Management has determined that this lease is properly classified as an operating lease, therefore, rental expense is recorded on a straight line basis over the term of the lease. CDRG is responsible for all expenses related to the privileges during the lease.

In April, 2003, CDRG entered into another agreement to lease trading rights in 8 Bins on the ISE for five years and also entered into a put/call agreement on the underlying ownership interests. Under the put/call agreement, the exercise price is $1,500,000 per Bin, with each exercise terminating the associated portion of the lease. CDRG paid a security deposit of $2,400,000 upon execution of the lease agreement, on which CDRG receives monthly interest from the lessor. Additionally, CDRG pays a monthly leasing fee of the Fed Fund target rate at the start of each month plus 2.75% per year on the exercise price of $12,000,000, less any partial exercise. CDRG is responsible for all expenses related to the privileges during the lease. Wellington and Wellington SE guaranteed CDRG's obligations under the terms of this agreement.

CDRG entered into another lease of trading rights on the ISE on November 10, 2003, for a one year term. The lease fee is $900,000 and payable in quarterly installments of $225,000 on February 10, May 10 and August 10, 2004. Under the terms of the lease, CDRG is responsible for all expenses related to the privileges during the lease.

On September 18 and December 16, 2003, CDRG purchased certain membership trading rights on the ISE for $7,500,000 and $1,500,000, respectively, which are reflected on the statement of financial condition as exchange memberships. CDRG carries this interest at cost, adjusted for any impairment of the asset. There was no impairment recognized during 2003.

(7) Net Capital Requirements:

CDRG is subject to the net capital requirements of the SEC "Uniform Net Capital Rule" (Rule 15c3-1) and has elected to use the alternative method as permitted by this rule. Under the alternative method, CDRG is required to maintain minimum net capital, as defined in Rule 15c3-1, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2003, net capital was $42 million in excess of the required minimum net capital.

(8) Subsequent Events:

Subsequent to December 31, 2003, capital contributions of $3,392,000 were received from CDRG's members.

CITADEL DERIVATIVES GROUP L.L.C.
(A Delaware Limited Liability Company)

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued

December 31, 2003

****

In accordance with the rules of the U.S. Commodity Futures Trading Commission, the undersigned affirms that, to the best of its knowledge and belief, the information contained in these financial statements is accurate and complete.



CITADEL LIMITED PARTNERSHIP
Manager and Commodity Pool Operator for the
Commodity Pool, CITADEL DERIVATIVES GROUP L.L.C.
by: GLB Partners, L.P., its general partner
by: Citadel Investment Group, L.L.C., its general partner
by: Kenneth C. Griffin, President

Deloitte.

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, IL 60601-6710
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

February 25, 2004

To the Members of Citadel Derivatives Group L.L.C.,

In planning and performing our audit of the statement of financial condition of Citadel Derivatives Group L.L.C. (a Delaware Limited Liability Company) (the "Company") as of December 31, 2003 (on which we issued our report dated February 25, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and it is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP